December 11, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance, Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn: Pam Howell

Re:	Roman DBDR Acquisition Corp. II Registration Statement on Form S-1 File No. 333-282186

Ladies and Gentlemen:

On December 5, 2022, Roman DBDR Acquisition Corp. II (the “Registrant”) requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 10, 2024, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully join in the request to withdraw that acceleration request.

The Registrant intends to submit the acceleration request letter at a later time.

Very truly yours,

B. RILEY SECURITIES, INC.
By: :	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	President